UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Transfer of Listing to Nasdaq Capital Market and

Extension of Compliance Period for Minimum Bid Price Requirement

On March 7, 2024, the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) approved the transfer of the listing of the ordinary shares of Selina Hospitality PLC (the “Company”) from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer is anticipated to take effect at the opening of business on March 8, 2024. The transfer will not impact the Company’s public warrants, which currently trade on the Nasdaq Capital Market under the symbol SLNAW, and is not expected to have any immediate effect on trading of the Company’s ordinary shares, which will continue to trade uninterruptedly under the symbol SLNA.

In conjunction with such approval, on March 7, 2024, Nasdaq also granted the Company a second period of 180 calendar days, or until September 3, 2024 (the “Second Compliance Period”), to regain compliance with the Nasdaq’s minimum bid price requirement. As previously disclosed in a Report on Form 6-K issued on September 12, 2023, the Company received a notification letter (the “Notification Letter”) from Nasdaq on September 8, 2023 informing the Company that the minimum closing bid price per ordinary share was below $1.00 for a period of 30 consecutive business days, that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and that the Company had a period of 180 calendar days, such period to end on March 6, 2024, to regain compliance with the Minimum Bid Price Requirement.

In response to the Notification Letter, the Company submitted an application to transfer the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market and convened a general meeting of shareholders to be held on March 26, 2024, as disclosed via a Report on Form 6-K issued on February 26, 2024, during which the Company will seek authority to implement a reverse share split (share consolidation), at a date and time to be determined by the Board of Directors, on a thirty-to-one basis.

To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days on or before September 2, 2024. Nasdaq’s determination to grant the Second Compliance Period was based on, among other things, the Company meeting the continued listing requirements of the Nasdaq Capital Market with the exception of the Minimum Bid Price Requirement, and the Company having provided written notice of its intention to cure the deficiency during the additional compliance period, including effecting a reverse stock split if necessary.

If the Company’s compliance with the Minimum Bid Price Requirement is not satisfied by the end of the Second Compliance Period, Nasdaq will notify the Company that its securities will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel. Accordingly, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain its listing on the Nasdaq Capital Market.

Following Nasdaq’s approval of the extended compliance period, the Company intends to continue to actively monitor the Minimum Bid Price Requirement and, as appropriate, will implement a reverse stock split and consider other options to regain compliance.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: March 7, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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